UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                            SEC FILE NUMBER: 0-25878

                                    FORM 10Q

                         FOR PERIOD ENDED: May 31, 1997


                             ILM I LEASE CORPORATION
                             -----------------------
             (Exact name of registrant as specified in its charter)



237 Park Avenue, New York, NY                   10017
-----------------------------                   -----
 (Address of principal executive offices)      (Zip Code)


Registrant's telephone number, including area code (800) 225-1174
                                                   --------------

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of ILM I Lease Corporation (the "Registrant") will not be completed by July 15, 1997, the last day for a timely filing of such Quarterly Report for the period ended May 31, 1997.

Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-Q will be filed on or before July 21, 1997, in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138
     ----------------     ----------------

(2)  Have   all    other    periodic
     reports  under  Section  13  or
     15(e)    of   the    Securities
     Exchange   Act   of   1934   or
     Section  30 of  the  Investment
     Company  Act of 1940 during the
     preceding  12  months  (or  for
     such  shorter)  period that the
     registrant   was   required  to
     file   such    reports)    been
     filed?   If   answer   is   no,
     identify report(s).                     |X|  Yes     |_|   No

(3)  Is  it  anticipated   that  any
     significant  change in  results
     of    operations    from    the
     corresponding  period  for  the
     last   fiscal   year   will  be
     reflected   by   the   earnings
     statements  to be  included  in
     the  subject  report or portion
     thereof?                                |_|  Yes     |X|   No



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             ILM I LEASE CORPORATION
                             -----------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 15, 1997                       By:  /s/ John Watts III
                                               ------------------
                                               John B. Watts III
                                               President